UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________________

Commission File Number: 1-32227

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

CABELA’S INCORPORATED 401(k) SAVINGS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cabela’s Incorporated
One Cabela Drive
Sidney, NE 69160

CABELA’S INCORPORATED 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006	3

Notes to Financial Statements	4-8

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2007	9

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrator
Cabela’s Incorporated 401(k) Savings Plan
Sidney, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Cabela’s Incorporated 401(k) Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 25, 2008

CABELA’S INCORPORATED 401(k) SAVINGS PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2007 AND 2006

	2007	2006

CASH AND CASH EQUIVALENTS	$704,189	$213,462

INVESTMENTS, at fair value (Note 3)	190,661,036	190,678,793

RECEIVABLES, employer contribution	7,277,496	6,540,136

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	198,642,721	197,432,391

Adjustment from fair value to contract value for fully benefit- responsive investment contracts (Note 2)	53,086	121,898

NET ASSETS AVAILABLE FOR BENEFITS	$198,695,807	$197,554,289

See accompanying notes to the financial statements.

CABELA’S INCORPORATED 401(k) SAVINGS PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

ADDITIONS:	2007	2006
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments (Note 3)	$(17,551,535)	$20,598,100
Interest and dividends	13,779,306	10,070,146
	(3,772,229)	30,668,246

Contributions:
Employer	7,277,496	6,540,136
Participants	10,150,835	9,014,366
Rollovers	1,298,099	1,068,107
Total contributions	18,726,430	16,622,609

Total additions	14,954,201	47,290,855

DEDUCTIONS:
Benefits paid to participants	13,276,817	10,092,887
Administrative expenses	535,866	400,760
Total deductions	13,812,683	10,493,647

NET INCREASE	1,141,518	36,797,208

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	197,554,289	160,757,081

End of year	$198,695,807	$197,554,289

See accompanying notes to the financial statements.

CABELA’S INCORPORATED 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEARS THEN ENDED

1.	DESCRIPTION OF PLAN

The following description of the Cabela’s Incorporated 401(k) Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering substantially all employees of Cabela’s Incorporated (the “Company”) and its subsidiaries, except excluded employees as specified by the Plan. Employees are eligible to participate upon hire and eligible for various mandatory and discretionary matching contributions when they have completed one year of service, worked at least 1,000 hours during one plan year, and are age eighteen or older.  The Charles Schwab Trust Company serves as the trustee of the Plan, while Milliman, Inc. serves as the Plan record keeper.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Cash and Cash Equivalents – The Company considers all highly liquid assets with an original maturity of three months or less to be cash equivalents.

Contributions – Each year, participants may elect to contribute up to 80% of their compensation on a salary deferral basis, subject to limitations specified in the Internal Revenue Code (“IRC”).  Participants who have attained age 50 before the end of the Plan year and are contributing the maximum allowed by the IRC are eligible to make catch up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  For the years ended December 31, 2007 and 2006, the Company contributed 100% of the first 6% of compensation that a participant contributed to the Plan.  A participant earns the Company’s matching contribution for a particular year so long as the participant has completed one year of service and is an active employee of the Company on the last day of that year.  Additional profit sharing contributions may be contributed at the option of the Company’s Board of Directors.  For the years ended December 31, 2007 and 2006, the employer elected not to make any discretionary contributions.

Investments – Participants direct the investment of their contributions, the Company matching contributions, and the Company profit sharing contributions into various investment options offered by the Plan.  The Plan currently offers mutual funds, a common collective trust, and the Company’s common stock as investment options for participants.

Participant Accounts – Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and allocations of the Company’s discretionary contributions and Plan earnings, and charged with withdrawals, Plan losses, and an allocation of administrative expenses.  In 2006, each participant’s account was also credited with the forfeitures of terminated participants’ nonvested accounts.  The Plan was amended as of January 1, 2007, to direct forfeitures of terminated participants’ nonvested accounts to be used to offset Company matching contribution.  Expense allocations are proportionate to the value of the account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary profit sharing contribution portion of their accounts is based on years of service.  A participant is 100% vested after six years of credited service. Participants also become fully vested upon attainment of age 65 or termination of employment because of death or disability.

Payment of Benefits – On termination of service due to death, disability, retirement, or for other reasons a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the vested interest in the participant’s account.  The Plan also allows a pre-retirement distribution option for participants age 60 or over, as stipulated in the Plan.

Forfeitures – At December 31, 2007 and 2006, forfeited non-vested accounts totaled $447,578 and $87,099, respectively.  Company matching contribution forfeitures for 2006 were allocated as an additional Company matching contribution.  Company matching contribution forfeitures, as well as profit sharing contribution forfeitures for 2006, were allocated to eligible employees in the ratio that each participant’s compensation bears to total compensation.  For 2007, all forfeitures were credited against the Company’s matching contribution.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments, including mutual funds, a common collective trust, and common stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  Common collective trust funds are stated at fair value as determined by the issuer of the common/collective trust funds based on the fair market value of the underlying investments.  Common collective trust funds with underlying investments in investment contracts are valued at the fair market value of the underlying investments and then adjusted by the issuer to contract value.  The Cabela’s Incorporated Unitized Stock Fund is valued at its year-end unit price (comprised of year-end market price of Cabela’s Incorporated Common Stock plus uninvested cash position).

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value.  The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the FSP.  Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The Gartmore Morely Stable Value Fund is a stable value fund that is a collective investment trust designed for retirement trusts to earn a high level of return, consistent with and providing for stability of investment returns, preservation of capital, liquidity to pay plan benefits, high credit quality, and reasonable tracking of interest rates.  The fund may invest in conventional, synthetic, and separate account investment contracts issued by life insurance companies, banks, and other financial institutions.  Characteristics of these contracts allow for their principal value to remain stable regardless of the volatility of the bond markets.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents invested principal plus accrued interest thereon.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on an accrual basis.

Administrative Costs – The Plan’s participants pay certain administrative costs for the Plan.  Such expenses include any expenses incident to the functioning of the Plan, including, but not limited to, fees of counsel, investment managers, accountants, agents, and other costs of administering the Plan.

Payment of Benefits – Benefits are recorded upon distribution.

Adoption of New Accounting Guidance – In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements.  SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

3.	INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2007	2006

Oakmark Funds:
Oakmark International Fund	$31,510,278	$32,545,407
Vanguard Funds:
Vanguard 500 Index Fund Admiral Shares	26,547,431	23,175,409
PIMCO Funds:
PIMCO Total Return Fund Administrative Shares	25,420,641	21,142,170
Cabela’s Incorporated Unitized Stock Fund	20,803,323	34,201,304
American Funds:
Growth Fund of America R4	19,355,146	17,722,005
Allianz Funds:
Allianz CCM Mid Cap Fund Instl	14,406,637	11,039,280
Dodge and Cox Funds:
Dodge and Cox Stock Fund	13,800,414	13,045,715
Dodge and Cox Balanced Fund	12,785,888	13,250,171

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31,
	2007	2006
Net change in fair value:
Cabela’s Incorporated Common Stock	$(576,841)	$517,850
Cabela’s Incorporated Unitized Stock Fund	(12,089,538)	11,600,276
Mutual Funds	(5,132,679)	8,263,719
Common Collective Trusts	247,523	216,255

Net (depreciation) appreciation in fair value of investments	$(17,551,535)	$20,598,100

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan held 63,669 shares of common stock of Cabela’s Incorporated, the sponsoring employer, with a cost basis of $1,074,733 at December 31, 2007 and 2006.  For the years ended December 31, 2007 and 2006, the Plan held 2,403,374 and 2,479,433 units of the Cabela’s Incorporated Unitized Stock Fund with a cost basis of $7,285,153 and $4,196,159, respectively.  A unit is made up of Company stock and cash, which allows the stock to be traded on an automatic daily basis.  The Cabela’s Incorporated Unitized Stock Fund is valued at its year-end unit price (comprised of year-end market price of Cabela’s Incorporated Common Stock plus uninvested cash position).

The Plan reimbursed total administrative expenses of $245,658 and $160,385 for the years ended December 31, 2007 and 2006, respectively, to Cabela’s Incorporated for expenses related to the Plan.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their employer contributions.

6.	PLAN TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 2, 2005, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and that the Plan and the related trust continue to be tax exempt.  Therefore, no provision for income taxes has been included in the financial statements.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2007	2006

Net assets available for benefits per the financial statements	$198,695,807	$197,554,289
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(53,086)	(121,898)

Net assets available for benefits per the Form 5500	$198,642,721	$197,432,391

8.	SUBSEQUENT EVENT

On December 18, 2007, the Company’s Board of Directors amended and restated the Plan, effective January 1, 2008, to be a safe harbor plan that automatically satisfies the nondiscrimination rules for elective deferrals and matching contributions.  Effective January 1, 2008, employer matching contributions are immediately 100% vested and made with each payroll contribution to the Plan.  The eighteen years of age eligibility requirement also was removed as part of the amendment and restatement of the Plan.

CABELA’S INCORPORATED 401(k) SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i) – SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

Column B	Column C	Column E

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value

*Cabela’s Incorporated	Common Stock - 63,669 shares	$959,492

	Unitized Stock Fund - 2,403,374 units	20,803,323

Mutual Funds:
Oakmark Funds	Oakmark International Fund - 1,506,527 shares	31,510,278

Vanguard Funds	Vanguard 500 Index Fund Admiral Shares	26,547,431
	- 198,298 shares

PIMCO Funds	PIMCO Total Return Fund Administrative Shares	25,420,641
	-2,380,531 shares

American Funds	Growth Fund of America R4 - 573,668 shares	19,355,146

Allianz Funds	Allianz CCM Mid Cap Fund Instl - 507,209 shares	14,406,637

Dodge and Cox Funds	Dodge and Cox Stock Fund - 99,968 shares	13,800,414

Dodge and Cox Funds	Dodge and Cox Balanced Fund - 157,931 shares	12,785,888

Royce Funds	Royce Total Return Fund - 603,519 shares	7,797,222

Columbia Funds	Columbia Mid Cap Value Z - 504,119 shares	7,392,918

T. Rowe Price Funds	T. Rowe Price New Horizons Fund - 104,885 shares	3,191,715

Common Collective Trusts:
Gartmore Funds	Gartmore Morley Stable Value Fund
	Service CL IV - 319,091 shares	6,689,931

Total Investments		$190,661,036

* Party-in-interest

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CABELA’S INCORPORATED 401(K) SAVINGS PLAN

By:	Cabela’s Incorporated, Administrator

Date: June 26, 2008	By:	/s/ Ralph W. Castner
Ralph W. Castner Vice President and Chief Financial Officer